NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
4-23-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08045193

Received SEC
MAY 20 2008
Washington, DC 20549

May 20, 2008

Robert Lipsher
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20015

Act: 1934
Section: ______
Rule: 14A-8
Public Availability: 5/20/2008

Re: Beacon Federal Bancorp, Inc.
Incoming letter dated April 23, 2008

Dear Mr. Lipsher:

This is in response to your letter dated April 23, 2008 concerning the shareholder proposals submitted to Beacon Federal Bancorp by Robert T. Williamson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert T. Williamson
P.O. Box 59
Whitefield, NH 03598

PROCESSED
JUN 03 2008
THOMSON REUTERS

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER | WRITER'S E-MAIL

(202) 274-2020 | rlipsher@luselaw.com

April 23, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Beacon Federal Bancorp, Inc.: Shareholder Proposals of Robert T. Williamson

Ladies and Gentleman:

We are counsel to Beacon Federal Bancorp, Inc., a Maryland corporation (the "Company"). The Company has received two proposed shareholder resolutions (the "Proposals") and supporting statements from Robert T. Williamson (the "Proponent"). Mr. Williamson has indicated that the Proposals are to be presented for action at the Company's 2008 annual meeting of shareholders, which is scheduled for May 22, 2008. Mr. Williamson has not specifically requested that the Proposals be included in the Company's proxy statement (the "2008 Proxy Statement") that was recently mailed to the Company's shareholders in connection with its 2008 annual meeting of shareholders. For purposes of this letter, and without conceding this to be the case, it is assumed that Mr. Williamson has requested that the Proposals be included in the 2008 Proxy Statement.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on Rule 14a-8(b)(1), (c), (d), (e), (i)(1) and (i)(3), the Company excludes the Proposals from its 2008 Proxy Statement.

Pursuant to Rule 14a-8(j), we have enclosed six (6) copies of this letter and the Proposals. Also in accordance with Rule 14a-8(j), copies of this letter and the Proposals are being sent on this date to the Proponent, informing the Proponent of the Company's decision to exclude the Proposals from the Company's 2008 Proxy Statement. The Company filed its definitive 2008 Proxy Statement with the Commission on or about April 21, 2008. Please note that this letter is submitted to the Staff less than 80 days before the Company intends to file its definitive 2008

Proxy Statement, due to the fact that the Proposals were not received in a timely manner, as discussed further below.

The Proposals and Supporting Statement

On February 25, 2008, the Company received shareholder proposals set forth in a letter from the Proponent dated February 23, 2008 (see Exhibit A attached). As noted above, the Proponent stated that the Proposals would be presented at the 2008 annual shareholders meeting, but *did not* request that the Proposals be included in the 2008 Proxy Statement. The Company responded to the Proponent by letter dated March 19, 2008, stating that the Company's bylaws require that advance notice of shareholder proposals must be provided to the Company no later than 90 days prior to the meeting. The Company informed the Proponent that because his notice was not timely received, it would not be possible to entertain his proposals at the annual meeting (see Exhibit B attached). On March 26, 2008, the Company received another letter from the Proponent dated March 24, 2008, wherein the Proponent stated that he had not heard from the Company (see Exhibit C attached). (We believe that the Company's March 19 letter and the Proponent's March 24 letter crossed in the mail.) In addition, the Proponent resubmitted his Proposals in a form substantially identical to his February 23 letter.

The Proposals, as set forth in the February 23 letter from the Proponent, state as follows:

The first proposal:

RESOLVED:

The shareholders recommend that the Board of Directors do NOT bring to a stockholder vote any proposal regarding a stock option plan, or stock based recognition and retention plan, at any annual or special meeting, until such time as the company has been public long enough for stockholders to clearly evaluate the board of directors and management allocation and use of the excess capital we have provided them thru the proceeds of the initial stock offering.

The second proposal:

RESOLVED: That the stockholders make a specific addition of the following paragraph to ARTICLE V Section 5. "Stock Ledger" to the Bylaws of the Corporation:

"Any stockholder who complies with Article 1 Section 6 "Advance Notice Provisions..." of the bylaws of the Corporation and Regulation 14A under SEC Act of 1934 for an election of directors shall be provided in a reasonable and timely manner, full access, without hindrance, undue burden, or delay, the shareholder list, including all information needed so that such stockholder can conduct a proxy solicitation for the election of their candidates to the Board of Directors of the Corporation. Such information shall be furnished by the Corporation without regard to the length of time such stockholder has held their shares, or the amount of stock held by such stockholder, except in accordance with these Articles of Incorporation and the Bylaws. Such information shall be furnished to the nominating stockholder without regard to the ownership provisions of Maryland General Corporation Law Chapter 2-513(a). If a shareholder is successful in the nomination of directors in a proxy solicitation not supported by the existing Board of Directors, they shall be reimbursed by the corporation for the reasonable and necessary costs of such solicitation including legal, solicitation, travel, printing and mailing expenses."

The supporting statements submitted by the Proponent are not repeated above, but are set forth in Exhibits A and C.

Grounds for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2008 Proxy Materials for the following reasons:

1. Rule 14a-8(b)(1) – The Proponent has not met the eligibility requirements of holding the Company's stock for at least one year.

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date the shareholder submits the proposal. The Proponent has failed to meet this basic requirement of holding the common stock of the Company for a period of one year prior to the date of the proposal. As noted above, the proposal was originally submitted on February 25, 2008. The Company completed its initial public offering on October 1, 2007. Prior to the closing of the initial public offering, the Company had not issued any shares of common stock to the public. In his letters, the Proponent acknowledges that he purchased shares of the Company's common stock in the initial public offering, but that he sold the shares shortly thereafter. The Proponent states that when the stock price subsequently traded down, he started to buy the shares again, but does not indicate when he purchased such shares.

Given that the Company completed its initial public offering on October 1, 2007 and the Proponent purchased the common stock of the Company on such date, which were thereafter sold, and then again purchased shares at a later date, the Proponent has not and, moreover, cannot meet the eligibility requirements set forth under Rule 14a-8(b)(1) as he cannot demonstrate that he has continuously held at least $2,000 in market value of the Company's common stock for at least one year by the date the Proposal was submitted. On this basis alone, the Company believes it may properly exclude the Proposals from its 2008 Proxy Materials. The Staff has taken the position on several occasions that a company may exclude proposals where the proponent fails to meet, or provide evidence of satisfaction of, the eligibility requirements set forth in Rule 14a-8(b). See, e.g., Anthracite Capital, Inc. (avail. Mar. 11, 2008); Office Depot, Inc. (avail. Feb. 25, 2008); New York Community Bancorp, Inc. (avail. Feb. 19, 2008); Safeway Inc. (avail. Feb. 6, 2008); and Exxon Mobil Corporation (avail. Jan. 29, 2008).

2. Rule 14a-8(c) and (d) – The Proponent has not met the requirements of submitting no more than one proposal and limiting the proposal and any supporting statement to no more than 500 words.

The Proponent has submitted two separate proposals for consideration at the Company's annual meeting. This violates Rule 14a-8(c), which limits each shareholder to submitting no more than one proposal for a particular shareholders' meeting. The proponent has also failed to meet the requirement of Rule 14a-8(d) limiting his proposal and supporting statement to no more than 500 words. The Company believes it may properly exclude the Proposals from its 2008 Proxy Materials on this basis.

3. Rule 14a-8(e) – The Proponent has failed to satisfy the deadline for submitting his Proposals.

Under Rule 14a-8(e), a proposal generally must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, where, as here, the Company did not hold an annual meeting the previous year, then the deadline is a "reasonable time" before the Company begins to print and send its proxy material.

The Company's annual meeting of stockholders is scheduled to be held on May 22, 2008. The Company mailed its definitive 2008 Proxy Material on or about April 21, 2008. The Company did not receive the Proposals until February 25, 2008, only 56 days before the mailing of the Company's 2008 Proxy Materials. We submit that the Proponent did not submit his proposal on a timely basis. The submission by the Proponent less than 60 days prior to the printing and mailing of the Company's 2008 Proxy Materials did not provide sufficient time for the Company's board of directors to fully analyze and consider the Proposals in a timely and deliberate manner, and for the Company to follow the normal procedures under Rule 14a-8. We note that Rule 14-8(j) generally requires that the Company must file with the Commission no later than 80 calendar days before it files its definitive proxy material an explanation of its reasons for excluding a proposal from its proxy materials. Thus, a company would normally have at least 40 days after the receipt of a shareholder proposal before submitting its explanation to the Commission of any decision to exclude a shareholder proposal from its proxy materials. In the present case, the Company had less than 60 days notice of the Proposals prior to filing its definitive material, which, the Company believes, clearly does not provide a reasonable time to consider and process the shareholder's request in a proper manner.

4. Rule 14a-8(i)(1) – The Proposals are improper under state law.

In addition to the failure to comply with the procedural requirements discussed above, the Proposals also are improper under state law and, as discussed in paragraph 5 below, are contrary to the Commission's proxy rules.

The Company's bylaws provide an advance notice procedure for certain business to be brought before an annual meeting. In order for a stockholder to properly bring business before the first annual meeting of the Company, the stockholder must give written notice to the Company not later than the close of business on the 90th day prior to the date of the annual meeting of stockholders of the Company. The Proponent's notice was not received by the Company until February 25, 2008, which was less than 90 days prior to the May 22, 2008 annual meeting date. The Company therefore submits that the consideration of the proposals at the annual meeting would be improper under the Company's bylaws and the state law under which the bylaws were adopted. Therefore, the Proposals should be excluded under Rule 14a-8(i)(1).

Further, Proposal 2 is improper under state law, since it would grant access to the Company's shareholder list in a manner not authorized by Maryland law. Section 2-513 of the Maryland General Corporation Law provides that "[o]ne or more persons who together are and for at least six months have been stockholders of record...of at least 5 percent of the outstanding stock of any class of a corporation may...on written request, inspect and copy...the corporation's books of account and its stock ledger." The proposed bylaw amendment set forth in Proposal 2 would provide alternative procedures for gaining access to the Company's books of account and its stock ledger, and would contravene the procedures and requirements set forth under Maryland law.

5. Rule 14a-8(i)(3) – the Proposals are contrary to the Commission's proxy rules.

Rule 14a-8(i)(3) permits the omission of a proposal or supporting statements if they are contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material and statements that omit to state any material fact necessary in order to make the statement not false or misleading. Staff Legal Bulletin 14B (Sept. 15, 2004), reaffirms this position and provides clarification as to when companies may exclude proposals pursuant to 14a-8(i)(3). In this regard, Staff Legal Bulletin 14B provides:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and...to exclude or modify a statement ...where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in

> implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Proposals do not define or provide adequate guidance to shareholders or the Board of Directors as to many features of the procedures they seek to implement. These uncertainties include, among others:

- In Proposal 1, uncertainty about the length of the time frame that would be needed to make an assessment of the Board of Directors and management and the manner in which such assessment would be accomplished.
- In Proposal 1, the methodology for assessing the allocation and use of "excess capital".
- In Proposal 2, uncertainty about how compliance with bylaw provisions requiring advance notice procedures for certain business or nominations to the Board of Directors would be adopted to provide access to the Company's shareholder list.

The Proposals do not define or provide adequate guidance to stockholders or the Board of Directors as to the conditions it seeks to impose. For example, the Proposals do not specify how and when the Board of Directors and management would be assessed, and how the allocation of excess capital would be judged. Because the Proposals contain impermissibly vague statements and concepts, the Company believes that the Proposals violate Rule 14a-9 and are, therefore, excludable under Rule 14a-8(i)(3). The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders, nor the Company, would be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposals were adopted. See General Motors Corporation (avail. Apr. 2, 2008) (shareholder proposal urging the board of directors to develop a "leveling formula" to reduce the amount of payments that could be used to calculate the pension benefits of GM's highest level executive group and would adjust these benefit accruals by "the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives" properly excluded as vague and indefinite); See also Raytheon Company (avail. Mar. 28, 2008) (shareholder proposal urging the board to amend the bylaws and any other appropriate governing documents to remove all restrictions on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, properly excluded as vague and indefinite); and Mattel, Inc. (avail. Mar. 19, 2008) (shareholder proposal that the board's executive compensation committee adopt a pay-for-superior performance principle by establishing an executive compensation plan for senior executives properly excluded as vague and indefinite).

For the foregoing reasons, the Company believes that the Proposals may be omitted from the 2008 Proxy Materials because they are impermissibly vague and, thus, contrary to Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2008 Proxy Materials pursuant to Rules 14a-8(b)(1), (c), (d), (e), (i)(1) and (i)(3).

If you have any questions or require any additional information regarding this request, please do not hesitate to call me at (202) 274-2020 or Robert B. Pomerenk at (202) 274-2011.

Sincerely,

Robert Lipsher

Robert Lipsher

cc: Mr. Robert T. Williamson
Mr. Ross J. Prossner, President and Chief Executive Officer
Mr. Darren T. Crossett, Senior Vice President, Chief Operating Officer
Robert B. Pomerenk, Esq.

F:\clients\1000\2008 AnnMtg\Shareholder Proposal - ltr SEC.doc

Exhibit A

BY:..................

February 23, 2008

Beacon Federal Bancorp, Inc.
Corporate Secretary, David R. Hill
5000 Brittonfield Parkway
East Syracuse, N.Y. 13057

Dear Sir:

I am a stockholder of Beacon Federal Bancorp, Inc. I was very disappointed to see that the Board approved a SERP for managment before they announced and paid the first dividend to their stockholders. I think you have your priorities wrong, and should more carefully consider your fiduciary responsibility to the people who entrusted you with their money.
I note that Beacon has significant excess capital, and can pay dividends and buyback stock, with all the restrictions that the OTS has for timing and amounts.

So, I hold 1000 shares directly of record. Enclosed please find a copy of my certificate as it appears on your books and records with my name Robert T. Williamson and address of:
P.O. Box 59 Whitefield, N.H. 03598. I also hold 5,396 , shares benefically thru brokers held in "street name".

I have no arrangements or understandings between myself and any other person or stockholder regarding the following proposals to be presented at the annual meeting. I have no material interest in these proposals other than as a stockholder of the corporation. I represt that I intend to appear in person at the annual meeting to bring such business before the meeting, and that I will hold shares of the Company continously until that time..

My first proposal:

RESOLVED:

The shareholders recommend that the Board of Directors do NOT bring to a stockholer vote any proposal regarding a stock option plan, or stock based recognition
and retention plan, at any annual or special meeting, until such time as the company has been public long enough for stockholders to clearly evaluate the board of directors and management allocation and use of the excess capital we have provided them thru the proceeds of the initial stock offering.

REASON:

My fellow shareholders, if you SUPPORT my proposal and sign the ballot, MAKE SURE YOU ALSO VOTE AGAINST the Board's proposal for a stock plan if it being presented at the same time and on the same ballot, otherwise it may have the same effect as a presidential election in Florida, like voting the ballot twice, both for and against the stock plans. We don't want to confuse the voting machines!!

Now, the reasons I am puting forward this proposal. I am a private investor primarily in thrift stock conversions and thrift stocks. I bought Beacon on the conversion, and sold it shortly after at a premium. When the stock came in back to the $10 offering I started to buy it again because I thought it represented real value at a discount. Shortly after I started buying I noticed the company filed an 8K with the SEC on or about December 28 , 2007. The Board approved a supplemental retirement benefit for Ross Prossner, our CEO, that provided him 180 monthly payments at 40% of compensation. The benefit starts at Jan 1, 2008 and vests at 20% vesting each year for full vesting in 5 years.

I THOUHT THIS WAS PREMATURE, since the company had not even declared or paid its first dividend to us, the owners of the bank. It was a signal to me that this Board has ITS PRIORITIES WRONG. Therefore, I do not want to just give them all these stock options that would be worth another 15% of the value of our Company for free, without them first demonstrating to us, the owners, that they deserve it and have earned it. They already have the ESOP in place now that was paid for out of the proceeds of the offering. The ESOP alone is worth about 8% of the value of our company. They have employments agreements with change of control and 3 year lump sum payments, etc etc. It appears to me these people will take as much as they can get away with, all from our pockets, the stockholders. In return so far they have given you nothing of your excess capital back.

I think we are better if we first wait and see how well this company does at growing core deposits and adding safe and profitable loans before we hand out the option shares. It has been my experience that this has been a hard thing for managements and boards to do, to PROFITABLY grow the loans and core deposits. If they can do this it will add to the "franchise value" of our company and improve ROE.

What IS much easier to do, but historically NOT done as much, it to just shrink the excess capital back into the existing bank. This can be done quite easily thru stock repurchases, and special and return of capital dividends. The reason this has not been done more fequently, in my opinion, is because if you remove too much of the excess capital you would find that the extra bank overhead from all the stock plans, retirement plans, ESOP, employment agreements, cars, public company fees, lawyers and accountants would not be supported by the earnings of the company after you removed all this excess capital. They need our extra capital to pay for all this, while we, the stockholder earn a low ROE and trade at a big discount to tangible book. So, lets see if this bank can be the exception and run lean and mean, thru a combination of returning excess capital and profitably growing the franchise, and reach and objective standard of Return on Equity of 7% annualized, not including gain on sale of assets or extraordinary items, before we award any option shares. I shall be the first to ask at the meeting, if or when this Board of Directors can meet a reasonable threshold of 7% ROE. Thank you and please vote FOR my proposal and AGAINST any Board proposal for stock option shares.

My second proposal:

RESOLVED: That the stockholders make a specific addition of the following paragraph to ARTICLE V Section 5. "Stock Ledger" to the Bylaws of the Corporation:

"Any stockholder who complies with Article 1 Section 6 "Advance Notice Provisions..." of the bylaws of the Corporation and Regulation 14A under SEC Act of 1934 for an election of directors shall be provided in a reasonable and timely manner, full access, without hinderance, undue burden, or delay, the shareholder list, including all information needed so that such stockholder can conduct a proxy solicitation for the election of their candidates to the Board of Directors of the Corporation. Such information shall be furnished by the Corporation without regard to the lenght of time such stockholder has held their shares, or the amount of stock held by such stockholder, except in accordance with these Articles of Incorporation and the Bylaws. Such information shall be furnished to the nominating stockholder without regard to the ownership provisions of Maryland General Corporation Law Chapter 2-513(a). If a shareholder is successfull
in the nomination of directors in a proxy solicitation not supported by the existing Board of Directors, they shall be reimbursed by the corporation for the reasonable and necessary costs of such solicitation including legal, solicitation, travel, printing, and mailing expenses."

REASON: If the bank can not earn an acceptable ROE, and the company does not return the excess capital in a reasonable and timely manner to the stockholders, I intend to run as a nominee, and will nominate others to be on the Board of Directors of our company at the next annual meeting. The cost of this could be about $50-75 thousand. If I lose I will eat it. If I win, I think its a very reasonable amount to pay for the company to get stockholders on the board that understand fully their fiduciary duties, and will not issue a Supplemental Executive Retirement Plan, when the executives already have so many perks and bennies. I do not think that Mr. Prossner will hire an investment banker to sell the Bank, even though it may be the best way to maximize shareholder value, BEFORE his SERP is fully vested in 6 years......DO YOU? I don't want to wait 6 years.

Maryland Corporation Law has a provision that makes it difficult to access the shareholder list to conduct a proxy campaign unless you own 5% or more of the company stock, and have held it for at least 6 months. I think this provision is absurd in order to solicit proxies from the stockholders if you want to nominate candidates to the board of directors. I think the company and their lawyers picked Maryland as a state to incorporate just because they could hide behind this provision and not have to face shareholders. I do not have the time and money to fight this provision of Maryland law in Maryland. Do you? It is highly doubtfull that I will be able to get to 5% ownership level in less years than it will take the SERP's to vest fully. I have been a director of First Federal Savings and Loan of East Hartford (NASDAQ:FFES), and was the first director to resolve to hire an investment banker to sell the Company, and one of the first to vote on the deal. It took us 3-4 months to negotiate, and ultimatley we sold for a nice premium to book and historical trading prices for cash in May of 2001 for about $107M. If you don't want to wait for Mr. Prossner's SERP's to vest before we decide to sell the Company then please vote for my second proposal. Thank you for your consideration.

Sincerely,

Robert T. Williamson
P.O. Box 59
Whitefield, N.H. 03598

(603) 837-3206

bobw0214@msn.com

BF1511

COMMON STOCK

BEACON
FEDERAL BANCORP, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF MARYLAND

1,000

CUSIP 073582 10 8

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS, SEE REVERSE SIDE

6322-BF -0001511

This Certifies that ROBERT T WILLIAMSON
P.O. BOX 59
WHITEFIELD NH 03598 0000

******1,000**********
*******1,000*********
********1,000********
*********1,000*******
**********1,000******

is the owner of -ONE THOUSAND-

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, PAR VALUE $0.01, OF

BEACON FEDERAL BANCORP, INC.

a Maryland corporation.

The shares evidenced by this certificate are transferable only on the books of Beacon Federal Bancorp, Inc. by the holder hereof, in person or by attorney, upon surrender of this certificate properly endorsed. The capital stock evidenced hereby is not an account of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other Federal or state governmental agency. This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

IN WITNESS WHEREOF, Beacon Federal Bancorp, Inc. has caused this certificate to be executed by the facsimile signatures of its duly authorized officers and has caused a facsimile of its seal to be hereunto affixed.

Dated: 01/10/2008

BEACON FEDERAL BANCORP, INC. CORPORATE SEAL 2007 MARYLAND

SENIOR VICE PRESIDENT AND CORPORATE SECRETARY

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Countersigned and Registered:
REGISTRAR AND TRANSFER COMPANY
(Cranford, New Jersey)
Transfer Agent and Registrar

By

Authorized Signature

Exhibit B

BEACON
F E D E R A L
Member FDIC

March 19, 2008

Robert T. Williamson
P.O. Box 59
Whitefield, NH 03598

Dear Mr. Williamson:

We are in receipt of your letter dated February 23, 2008 providing notice of your intent to present certain proposals in person at the upcoming Annual Meeting of Shareholders of Beacon Federal Bancorp, Inc. (the "Company").

It is important to us that we hear from our shareholders and we appreciate your contacting us and presenting notice of your intentions. Unfortunately, under the Company's Bylaws, a shareholder's notice of matters intended to be brought before an annual meeting must be received by the Company no later than 90 days prior to the date of the meeting. Because your notice was not timely received, it will not be possible to entertain your proposals at the Company's annual meeting. However, the views of all of our stockholders are important to us. While it is not possible to formally consider your proposals at our meeting, there will be ample opportunity before or after the formal meeting for you to discuss your concerns with management and our Board of Directors. We hope you will avail yourself of that opportunity.

Sincerely,

David R. Hill
Secretary

6311 COURT STREET ROAD • P.O. BOX 186 • EAST SYRACUSE, NEW YORK 13057 • PHONE: (315) 433-0111 • FAX: (315) 431-9514
http://www.beaconfederal.com e-mail: beacon@beaconfederal.com

Exhibit C

March 24, 2008

Beacon Federal Bancorp, Inc.
Corporate Secretary, David R. Hill
5000 Brittonfield Parkway
East Syracuse, N.Y. 13057

Dear Sir:

I am a stockholder of Beacon Federal Bancorp, Inc.. I have not heard from you, nor our counsel regarding my previous stockholder proposal. Since you have not filed with the SEC regarding the annual meeting date, I am resubmitting the same proposal. I note that you have also announced a large office building construction project with attendant jobs in East Syracuse, but we still don't have a dividend. In my opinion this office is a waste of the companies earning assets because they could be invested in loans or securities, whereas I don't think you will ever earn enough money from this office to pay for itself and the new overhead associated with the jobs. I am interested in maximizing shareholder value for the long term, 3 years, and that would be a liquidation of our offices outside the Syracuse MSA over these 3 years, buybacks and dividends on the stock, and sale of the remaining franchise and holding company at the 3 year date. Anything else is just nonsense, ego, and folly.

I still note that Beacon has significant excess capital, and can pay dividends and buyback stock, with all the restrictions that the OTS has for timing and amounts.

I hold 1000 shares directly of record. Enclosed please find a copy of my certificate as it appears on your books and records with my name Robert T. Williamson and address of:
P.O. Box 59 Whitefield, N.H. 03598. I also hold 4,896 shares benefically thru brokers held in "street name".

I have no arrangements or understandings between myself and any other person or stockholder regarding the following proposals to be presented at the annual meeting. I have no material interest in these proposals other than as a stockholder of the corporation. I represt that I intend to appear in person at the annual meeting to bring such business before the meeting, and that I will hold shares of the Company continously until that time..

My first proposal:

RESOLVED:

The shareholders recommend that the Board of Directors do NOT bring to a stockholer vote any proposal regarding a stock option plan, or stock based recognition
and retention plan, at any annual or special meeting, until such time as the company has been public long enough for stockholders to clearly evaluate the board of directors and management allocation and use of the excess capital we have provided them thru the proceeds of the initial stock offering.

REASON:

My fellow shareholders, if you SUPPORT my proposal and sign the ballot, MAKE SURE YOU ALSO VOTE AGAINST the Board's proposal for a stock plan if it being presented at the same time and on the same ballot, otherwise it may have the same effect as a presidential election in Florida, like voting the ballot twice, both for and against the stock plans. We don't want to confuse the voting machines!!

Now, the reasons I have this proposal. I am a private investor primarily in thrift stock conversions and thrift stocks. I bought Beacon on the conversion, and sold it shortly after at a premium. When the stock came in back to the $10 offering I started to buy it again because I thought it represented real value at a discount. Shortly after I started buying I noticed the company filed an 8K with the SEC on or about December 28 , 2007. The Board approved a supplemental retirement benefit for Ross Prossner, our CEO, that provided him 180 monthly payments at 40% of compensation. He starts vesting in the benefit starts at Jan 1, 2008 and vests at 20% vesting each year for full vesting in 5 years. The payments start at retirement.

I THOUHT THIS WAS PREMATURE, since the company had not even declared or paid its first dividend to us, the owners of the bank. It was a signal to me that this Board has ITS PRIORITIES WRONG. Therefore, I do not want to just give them all these stock options that would be worth another 15% of the value of our Company for free, without them first demonstrating to us, the owners, that they deserve it and have earned it. They already have the ESOP in place now that was paid for out of the proceeds of the offering. The ESOP alone is worth about 8% of the value of our company. They have employments agreements with change of control and 3 year lump sum payments, etc etc. It appears to me these people will take as much as they can get away with, all from our pockets, the stockholders. In return so far they have given you nothing of your excess capital back.

I think we are better if we first wait and see how well this company does at growing core deposits and adding safe and profitable loans before we hand out the option shares. It has been my experience that this has been a hard thing for managements and boards to do, to PROFITABLY grow the loans and core deposits. If they can do this it will add to the "franchise value" of our company and improve ROE.

What IS much easier to do, but historically NOT done as much, it to just shrink the excess capital back into the existing bank. This can be done quite easily thru stock repurchases, and special and return of capital dividends. The reason this has not been done more fequently, in my opinion, is because if you remove too much of the excess capital you would find that the extra bank overhead from all the stock plans, retirement plans, ESOP, employment agreements, cars, public company fees, lawyers and accountants would not be supported by the earnings of the company after you removed all this excess capital. They need our extra capital to pay for all this, while we, the stockholder earn a low ROE and trade at a big discount to tangible book. So, lets see if this bank can be the exception and run lean and mean, thru a combination of returning excess capital and profitably growing the franchise, and reach and objective standard of a Return on Equity of 7% annualized, not including gain on sale of assets or extraordinary items, before we award any option shares. I shall be the first to ask at the meeting, if or when this Board of Directors can meet a reasonable threshold of 7% ROE. Thank you and please vote FOR my proposal and AGAINST any Board proposal for stock option shares.

My second proposal:

RESOLVED: That the stockholders make a specific addition of the following paragraph to ARTICLE V Section 5. "Stock Ledger" to the Bylaws of the Corporation:

"Any stockholder who complies with Article 1 Section 6 "Advance Notice Provisions..." of the bylaws of the Corporation and Regulation 14A under SEC Act of 1934 for an election of directors shall be provided in a reasonable and timely manner, full access, without hinderance, undue burden, or delay, the shareholder list, including all information needed so that such stockholder can conduct a proxy solicitation for the election of their candidates to the Board of Directors of the Corporation. Such information shall be furnished by the Corporation without regard to the lenght of time such stockholder has held their shares, or the amount of stock held by such stockholder, except in accordance with these Articles of Incorporation and the Bylaws. Such information shall be furnished to the nominating stockholder without regard to the ownership provisions of Maryland General Corporation Law Chapter 2-513(a). If a shareholder is successfull
in the nomination of directors in a proxy solicitation not supported by the existing Board of Directors, they

shall be reimbursed by the corporation for the reasonable and necessary costs of such solicitation including legal, solicitation, travel, printing, and mailing expenses."

REASON: If the bank can not earn an acceptable ROE, and the company does not return the excess capital in a reasonable and timely manner to the stockholders, I intend to run as a nominee, and will nominate others to be on the Board of Directors of our company at the next annual meeting. The cost of this could be about $50-75 thousand. If I lose I will eat it. If I win, I think its a very reasonable amount to pay for the company to get stockholders on the board that understand fully their fiduciary duties, and will not issue a Supplemental Executive Retirement Plan, when the executives already have so many perks and bennies. I do not think that Mr. Prossner will hire an investment banker to sell the Bank, even though it may be the best way to maximize shareholder value, BEFORE his SERP is fully vested in 6 years......DO YOU? I don't want to wait 6 years.

Maryland Corporation Law has a provision that makes it difficult to access the shareholder list to conduct a proxy campaign unless you own 5% or more of the company stock, and have held it for at least 6 months. I think this provision is absurd in order to solicit proxies from the stockholders if you want to nominate candidates to the board of directors. I think the company and their lawyers picked Maryland as a state to incorporate just because they could hide behind this provision and not have to face shareholders. I do not have the time and money to fight this provision of Maryland law in Maryland. Do you? It is highly doubtfull that I will be able to get to 5% ownership level in less years than it will take the SERP's to vest fully. I have been a director of First Federal Savings and Loan of East Hartford (NASDAQ:FFES), and was the first director to resolve to hire an investment banker to sell the Company, and one of the first to vote on the deal. It took us 3-4 months to negotiate, and ultimatley we sold for a nice premium to book and historical trading prices for cash in May of 2001 for about $107M. If you don't want to wait for Mr. Prossner's SERP's to vest before we decide to sell the Company then please vote for my second proposal. Thank you for your consideration.

Sincerely,

Robert T. Williamson

Robert T. Williamson
P.O. Box 59
Whitefield, N.H. 03598

(603) 837-3206

bobw0214@msn.com

NUMBER

BF1511

COMMON STOCK

BEACON FEDERAL BANCORP, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF MARYLAND

SHARES

1,000

CUSIP 073582 10 8

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS, SEE REVERSE SIDE

6322-BF -0001511

This Certifies that ROBERT T WILLIAMSON
P.O. BOX 59
WHITEFIELD NH 03598 0000

******1,000**********
*******1,000*********
********1,000********
*********1,000*******
**********1,000******

is the owner of -ONE THOUSAND-

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, PAR VALUE $0.01, OF

BEACON FEDERAL BANCORP, INC.

a Maryland corporation.

CERTIFICATE OF STOCK

The shares evidenced by this certificate are transferable only on the books of Beacon Federal Bancorp, Inc. by the holder hereof, in person or by attorney, upon surrender of this certificate properly endorsed. The capital stock evidenced hereby is not an account of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other Federal or state governmental agency. This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

IN WITNESS WHEREOF, Beacon Federal Bancorp, Inc. has caused this certificate to be executed by the facsimile signatures of its duly authorized officers and has caused a facsimile of its seal to be hereunto affixed.

Dated: 01/10/2008

BEACON FEDERAL BANCORP, INC. CORPORATE SEAL 2007 MARYLAND

SENIOR VICE PRESIDENT AND CORPORATE SECRETARY

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Countersigned and Registered:
REGISTRAR AND TRANSFER COMPANY
(Cranford, New Jersey)
Transfer Agent and Registrar

By

Authorized Signature

SECURITY-COLUMBIAN UNITED STATES BANKNOTE COMPANY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Beacon Federal Bancorp, Inc.
Incoming letter dated April 23, 2008

The first proposal relates to stockholder votes. The second proposal relates to amending the company's bylaws.

There appears to be some basis for your view that Beacon Federal Bancorp may exclude the proposals under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Beacon Federal Bancorp omits the proposals from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Beacon Federal Bancorp relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END